KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street
Vancouver, BC, Canada
V6C 1G8

December 1, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attention: Messrs. Christopher J. White, Branch Chief and Donald F. Delaney

Re:	Kobex Minerals Inc. (“Kobex”)
Form 20-F for the fiscal year ended December 31, 2008
Filed April 8, 2009
File No. 001-32558

Dear Sirs:

This letter responds to your letter dated November 18, 2009, commenting on Kobex’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended December 31, 2008 filed on April 8, 2009 (“Form 20-F”).  The item numbers in this response correspond to the numbered comments in your letter of November 18, 2009.

Form 20-F for the fiscal year ended December 31, 2008

Key Information, page 4

Selected Financial Information, page 4

1.	We have revised the current description of the line items in the Consolidated Statements of Cash Flows so that the brackets appropriately represent “used” cash resources.

Information on the Company, page 14

Island Copper Project, page 19

Location and Access, page 19

2.	We have amended our 20-F to include the map of our Island Copper Project.

Financial Statements

General

3.	We will ensure that future filings of our financial statements shall be paginated.

Messrs. Daniel L. Gordon, Branch Chief
Donald F. Delaney
December 1, 2009 - Page 2

Independent Auditor’s Report

4.
We have amended our report to include a signed report obtained from our independent public accounting firm corresponding with our financial statements for the fiscal years ended December 31, 2008 and 2007, to comply with Article 2-02(a) of Regulation S-X.

Note 10 - Related Party Transactions

5.
Under the terms of the Company’s service contract with the President, the President was entitled to a termination payment if:

• he died or became permanently disabled whilst still in service
• he was terminated without cause
• a change in control in the Company occurred

In assessing whether any liability should be recorded in connection with these payments under Canadian GAAP, the Company applied the guidance in EIC 134 and CICA 3461. Prior to fiscal 2008, the Company had determined that it was not probable that the President would ultimately be entitled to a termination payment under the terms of the service contract. This assessment was based partially on the state of affairs of the Company and upon direct representations from the President that it was entirely possible that he might retire voluntarily from Company service.

In fiscal 2008, the Company had a significant change in shareholders, and was subject to ongoing re-organization discussions. In addition, the President was no longer willing to represent that he might retire voluntarily from Company service. Based on a combination of these factors, management of the Company determined that it was probable that the Company would ultimately pay out a termination amount to the President, pursuant to one or more of the terms of his service contract. The amounts payable under the service contract ranged from $711,500 to $1,250,000, depending upon the event or event(s) which might trigger a payment under the contract.

The Company accrued the amount of $711,500 representing management’s best estimate as of December 31, 2008 of the amounts that were assessed as probable as ultimately being paid. The $711,500 represents the amount that would be payable in the event that the President died in service. The accrual of this amount was based on management’s estimate that it was not possible to determine when or if any change of control might occur, but it was possible to predict the likelihood of the President’s death in service, given his age and the fact that he no longer represented that he might retire voluntarily.

Exhibits 12.1 and 12.2

6.
We have amended Exhibits 12.1 and 12.2 to indicate our certification that the report covers the period of the “annual” report.  Additionally we have ensured that each certificate has been signed by the signing officer.

In addition to the above responses, we have also amended:

Messrs. Daniel L. Gordon, Branch Chief
Donald F. Delaney
December 1, 2009 - Page 3

Exhibits 13.1 and 13.2

7.	We have provided updated certifications and have ensured that each certificate has been signed by the signing officer.

We have filed our Form 20-F/A, amendment number 1, along with this cover letter on EDGAR.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (604) 688 - 9368 if you have any questions.

Very truly yours,

KOBEX MINERALS INC.

/s/ Samuel Yik

Samuel Yik
Chief Financial Officer